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                                                                    EXHIBIT 99.7

                      [THE DIALOG CORPORATION LETTERHEAD]

Memo

FROM     ROY M. MARTIN, JR.                TO       ALL DIALOG EMPLOYEES
         PRESIDENT AND CEO

DATE     AUGUST 7, 2001                    COPIES

SUBJECT  THE THOMSON CORPORATION
         SIGNS AGREEMENT TO ACQUIRE
         THE NEWSEDGE CORPORATION



Key goals of Thomson Legal & Regulatory include providing the broadest and most powerful e-information solutions to the legal, regulatory and professional market, and enhancing its position in the business news and corporate market segments.

Today, I am pleased to announce that The Thomson Corporation has signed a definitive agreement to acquire the publicly held NewsEdge Corporation, a leading real-time news and current awareness provider in the online business information market. Under the terms of the agreement, Thomson will make a cash tender offer for all of the outstanding shares of NewsEdge common stock. The acquisition is expected to close in the second half of 2001.

NewsEdge will operate as a stand-alone business within Thomson Legal & Regulatory, and will be aligned with The Dialog Corporation. The core senior management team of NewsEdge will remain with the company, and NewsEdge President and CEO Clifford Pollan will report to me.

WHO IS NEWSEDGE?
With 2000 revenues of $70.9 million, NewsEdge is a global provider of content solutions and electronic publishing technologies for business, and provides real-time news and information products and services to approximately 1,500 corporations and professional services firms worldwide. NewsEdge employs more than 280 people in 16 offices in eight countries around the world, with approximately 200 of the employees based at its Burlington, Mass., headquarters.

NewsEdge combines proprietary technology, world-class content, and specialized editorial processes to deliver tailored information and decision-support solutions to

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knowledge workers through three major lines of business - information and decision-support services, content solutions and electronic publishing technologies.

The acquisition of NewsEdge by Thomson will add an important new dimension to existing Thomson Legal & Regulatory news and current awareness product offerings. NewsEdge's unique strength in developing enterprise content and decision support solutions helps its customers more easily navigate and unlock the optimal value of all of their information assets.

DIALOG AND NEWSEDGE TOGETHER
Both NewsEdge and Dialog provide online information services for business, science, engineering, finance and law professionals. While the companies serve similar markets, there are significant points of differentiation between products and services that make the two businesses complementary. Together, the goal is to leverage our experience, market strengths and best practices to enhance our value to all of our customers.

Please join me in welcoming our new NewsEdge colleagues and in wishing them great success as part of Dialog and Thomson Legal & Regulatory.



THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE AN OFFER TO PURCHASE SHARES OF NEWSEDGE OR A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION. WE URGE ALL INVESTORS AND SECURITY-HOLDERS OF NEWSEDGE TO READ THOMSON'S TENDER OFFER STATEMENT AND NEWSEDGE'S SOLICITATION/RECOMMENDATION STATEMENT WHEN THEY ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS THEY BECOME AVAILABLE. THEY WILL CONTAIN IMPORTANT INFORMATION AND MAY BE OBTAINED FROM THE SECURITIES AND EXCHANGE COMMISSION FREE AT WWW.SEC.GOV.